

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via facsimile
Lihua International, Inc.
Mr. Yang "Roy" Yu, Chief Financial Officer
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re:Lihua International, Inc.
Form 10-K filed March 14, 2011 for the year ended December 31, 2010
Form 10-Q filed May 10, 2011 for the quarter ended March 31, 2011
File No. 1-34445

Dear Mr. Yu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1.   Please provide to us your proposed future disclosures as they relate to the comments contained in this letter.

Item 6. Selected Financial Data, page 37

2.   In future filings please provide five years of selected financial data or begin with the earliest information you have. Please refer to Item 301(a) of Regulation S-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 51

3.   In future filings, when there is a change in auditors in the periods presented, please
include all disclosures required by Item 304 of Regulation S-X.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 51

4.   We note your disclosure that, "[your] disclosure controls and procedures were effective
such that material information…was made known to them by others within those entities,
particularly during the period when this report was being prepared." Please confirm to
us, and revise future filings to clearly indicate, that your officers concluded that your
disclosures controls and procedures are effective to ensure that information required to be
disclosed in the reports that you file or submit under the Exchange Act is accumulated
and communicated to your management, including your chief executive officer and your
chief financial officer, to allow timely decision regarding required disclosures. See
Exchange Act Rule 13a-15(e).

Management's Annual Report on Internal Control Over financial Reporting, page 51

5.   In future filings please include a statement indicating that your independent auditor has
included a report on internal controls over financial reporting. Please refer to Item
308(a)(4) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2011

Critical Accounting Policies, page 30

Accounts Receivable, page 31

6.   We note your policy for extending credit to your customers for sales of copper anode
requires 70% payable upon delivery to the customer, which may occur two to seven days
after you ship the product and recognize revenue, with the remaining 30% generally
collected within 30 days after delivery. Given this policy, please help us better
understand, and revise future filings to explain the reasons for the significant amount of
accounts receivable you recorded at March 31, 2011. In this regard, please explain
whether sales fluctuate throughout the quarter and whether you recorded a significant
amount of sales immediately prior to quarter end.

Notes to the Consolidated Financial Statements

Note 15. Income Taxes, page 18

7.   In future filings please identify the entity which has generated the operating loss carryforwards and further explain how you determined it is more likely than not that these deferred tax assets will be utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief